Exhibit 2.4

THIRD AMENDMENT TO

RESTRUCTURING AGREEMENT

THIS THIRD AMENDMENT TO RESTRUCTURING AGREEMENT (“Third Amendment”) is made this 3rd day of March 2004, and amends the Restructuring Agreement dated as of December 10, 2003 as amended as of January 20, 2004 and February 20, 2004 (“Restructuring Agreement”), by and among M&C International, a Nevada corporation, FDFS Holdings, LLC, a Delaware limited liability company, First Data Corporation, a Delaware corporation, Karim Maskatiya, Robert Cucinotta, Global Cash Access, L.L.C., a Delaware limited liability company, and GCA Holdings, L.L.C., a Delaware limited liability company (“GCA Holdings”).

1. Section 2.2(b) of the Restructuring Agreement is hereby amended and restated in its entirety to read as follows:

(b) FDFS shall contribute to the Company or to the Company’s assignee, (provided that such assignee must be (i) a direct or indirect subsidiary of the Company, (ii) M&C International or one of its subsidiaries, (iii) Bank of America Corporation or one of its subsidiaries, or (iv) a combination of (i) – (iii)), all of the issued and outstanding membership interests in Casino Credit Services, LLC (“CCS”). For purposes of such contribution, CCS shall be deemed to have a fair market value of zero, and no additional equity interest will be issued to FDFS on account of such contribution.

2. Section 2.2(e)(i) of the Restructuring Agreement is hereby amended and restated in its entirety to read as follows:

(e) (i) CashCall shall redeem, and FDC shall cause FDFS, LLC to permit the redemption of, a portion of the 670 common shares (representing 67% of the outstanding equity interests in CashCall) of CashCall (such portion to be designated by M&C) in exchange for a cash payment by CashCall of Seventeen Thousand Five Hundred United States Dollars ($17,500) per common share, less applicable withholding taxes, payable by wire transfer of immediately available funds denominated in Canadian dollars using the nominal noon exchange rate published by the Bank of Canada on the business day immediately prior to the Closing Date to an account designated by FDC, and M&C shall cause CashCall to take and FDC shall cause FDFS, LLC to take any other actions necessary to consummate such redemption. Such redemption payment shall be accompanied by an amount (“Withholding Adjustment”) equal to

( ( (amount of redemption payment subject to withholding taxes) x 5% ) / 2 ) / 0.65

By way of illustration, assuming the redemption of 228 common shares for $3,990,000, of which $3,490,000 is subject to 5% withholding taxes, $174,500 of the $3,990,000 would be withheld for withholding taxes, but the redemption payment would be accompanied by a Withholding Adjustment equal to $134,230.76.

M&C shall notify FDC of the number of common shares of CashCall owned by FDFS, LLC to be redeemed not less than five business days prior to the Closing Date.

3. Section 2.2(f) of the Restructuring Agreement is hereby amended and restated in its entirety to read as follows:

(f) one or more third parties unaffiliated with M&C shall purchase from M&C, pursuant to a bona fide business transaction, a number of GCA Holdings Membership Units that represents a four and ninety-nine hundredths (4.99%) or greater equity interest in GCA Holdings after giving effect to the redemption described in Section 2.2(g).

4. The paragraph immediately following Section 2.2(o) of the Restructuring Agreement is hereby amended and restated in its entirety to read as follows:

For the avoidance of doubt, the Parties agree that the aggregate amount payable to FDFS and FDFS, LLC pursuant to Sections 2.2(b) – (g) (including the GCA Redemption Payment) shall total $435,600,000, less applicable withholding taxes, if any (in each case, pursuant to Section 2.2(e)(i)), and plus applicable Withholding Adjustment, if any, and upon completion of those transactions, no FDC Related Person shall own any equity interest, or any option, warrant or right to acquire any equity interest, in the Company or any other Person which, directly or indirectly, is owned or controlled by the Company (where “control” means the power to direct the management or affairs of a Person and “ownership” means the beneficial ownership of more than 50% of the equity securities of the Person); it being understood and agreed that, to the Knowledge of the Parties, there exists no such Person other than has been addressed by the express terms of Section 2.2(b) – (g).

5. Section 3.1(f) of the Restructuring Agreement is hereby amended and restated in its entirety to read as follows:

“(f) Title. FDFS or FDFS, LLC, as applicable, has, or at the Closing will have, good and marketable title to (i) the Membership Units to be contributed to GCA Holdings pursuant to Section 2.2(c), (ii) the membership interests in CCS to be contributed to the Company pursuant to Section 2.2(b), (iii) the Membership Units to be purchased by M&C pursuant to Section 2.2(d), (iv) the shares of CashCall to be redeemed by CashCall pursuant to Section 2.2(e)(i) and the shares of CashCall to be transferred to the Company pursuant to Section 2.2(e)(ii), and (v) the Membership Units to be redeemed by the Company pursuant to Section 2.2(g), free and clear of all Encumbrances, and upon the consummation of the aforementioned contribution, purchase, transfers and redemption, the recipient, purchaser, transferee and redeemer of the same shall have obtained good and marketable title thereto, free and clear of all Encumbrances, other than Encumbrances arising from the actions of the recipient, purchaser, transferee or redeemer thereof.”

6. Paragraph (d) of Exhibit H to the Restructuring Agreement and paragraph (f) of Exhibit I to the Restructuring Agreement are hereby deleted in their entirety.

7. Except as expressly modified hereby, all terms, conditions and provisions of the Restructuring Agreement shall continue in full force and effect. In the event of any inconsistency or conflict between the Restructuring Agreement and this Third Amendment, the terms, conditions and provisions of this Third Amendment shall govern and control.

8. This Third Amendment may be executed in one or more counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Third Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

FDFS HOLDINGS, LLC		FIRST DATA CORPORATION

By:	/s/ RICHARD E. AIELLO	By:	/s/ RICHARD E. AIELLO
Name:	Richard E. Aiello	Name:	Richard E. Aiello
Title:	Authorized Person	Title:	Sr. Vice President

M&C INTERNATIONAL		GLOBAL CASH ACCESS, L.L.C.

By:	/s/ KARIM MASKATIYA	By:	/s/ KIRK SANFORD
Name:	Karim Maskatiya	Name:	Kirk Sanford
Title:	President	Title:	President

KARIM MASKATIYA		ROBERT CUCINOTTA

/s/ KARIM MASKATIYA		/s/ ROBERT CUCINOTTA
Karim Maskatiya		Robert Cucinotta

GCA HOLDINGS, L.L.C.

By:	/s/ KIRK SANFORD
Name:	Kirk Sanford
Title:	President